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                                                                      EXHIBIT 99
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                             CAUTIONARY STATEMENT

     Medi-Ject Corporation (the "Company"), or persons acting on behalf of the Company, or outside reviewers retained by the Company making statements on behalf of the Company, from time to time, may make, in writing or orally, "forward-looking statements" as defined under the Private Securities Litigation Reform Act of 1995 (the "Act"). This Cautionary Statement is for the purpose of qualifying for the "safe harbor" provisions of the Act and is intended to be a readily available written document that contains factors which could cause results to differ materially from those projected in such forward-looking statements. These factors are in addition to any other cautionary statements, written or oral, which may be made or referred to in connection with any such forward-looking statement.

     The following matters, among others, may have a materials adverse effect on the business, financial condition, liquidity, results of operations or
prospects, financial or otherwise, of the Company.   Reference to this
Cautionary Statement in the context of a forward-looking statement shall be deemed to be a statement that any one or more of the following factors may cause actual results to differ materially from those which might be projected , forecast, estimated or budgeted by the Company in such forward-looking statement or statements:

UNCERTAINTY OF MARKET ACCEPTANCE; LIMITED CURRENT MARKET FOR NEEDLE-FREE INJECTION SYSTEMS

  The Company's success will depend upon increasing market acceptance of its needle-free injection systems as an alternative to needle injections. During the approximately 15 years since their initial commercial introduction, the Company's needle-free injection systems have had only limited success competing with traditional needles and syringes because, the Company believes, of the size, cost and complexity of use and maintenance of the Company's injectors and the relatively small number of parenteral drugs that have been self-administered. In order to increase market acceptance, the Company believes that it must successfully develop improvements in the design and functionality of future needle-free injection systems that will reduce their cost and increase their appeal to users, thereby making these systems desirable despite their premium cost over traditional disposable needles and syringes. Projected improvements in functionality and design may not adequately address the actual or perceived complexity of using the Company's needle-free injection systems or adequately reduce their cost. In addition, the Company believes that its future success is dependent upon its ability to enter into additional collaborative agreements with drug and medical device manufacturers for the use of its needle-free injection systems with new and existing parenteral drugs. There can be no assurance that the Company will be successful in these efforts or that its needle-free injection systems will ever gain sufficient market acceptance to sustain profitable operations.

HISTORY OF OPERATING LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY

  The Company has had a history of operating losses and, at December 31, 1996, had an accumulated shareholders' deficit of approximately $11,540,467. Net losses for the years ended December 31, 1994, 1995 and 1996 were $1,066,462, $1,882,459 and $2,213,563 respectively. The Company expects to continue to incur net losses at least through 1997, as it introduces new and improved needle-free injection systems while undertaking research and development, regulatory approval and commercial introduction activities related to new uses for its needle-free injection systems. There can be no assurance that the Company will achieve or sustain profitability in the future.

RISKS ASSOCIATED WITH DEVELOPING NEW PRODUCTS

  The Company believes that its future success is in part dependent upon the development and commercial introduction of needle-free injection systems that incorporate improvements in design and functionality to reduce their cost and increase their appeal to users. In the United States, Japan and certain European countries, the Company's needle-free Medi-Jector system has been approved only for the injection of insulin and human growth hormone. The Company's future success depends to a significant degree on its ability to obtain regulatory approval for and commercialize the use of its needle-free injection systems for other parenteral drugs. However, the Company has not yet completed research and development work or obtained regulatory approval for such improved systems or for use with any drugs other than insulin and human growth hormone. There can be no assurance that any development work will ultimately be successful or that unforeseen difficulties will not occur in research and
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development, clinical testing, regulatory submissions and approval, product manufacturing and commercial scale up, marketing, or product distribution related to any such improved systems or new uses. Any such occurrence could materially delay the commercialization of such improved systems or new uses or prevent their market introduction entirely.

RISKS OF RELATIONSHIP WITH BECTON DICKINSON AND COMPANY

  The Company's ability to introduce improved and less expensive needle-free injection systems will depend in part on the success of its collaborative effort with Becton Dickinson to develop a smaller needle-free injector with a disposable, single-use front-end chamber. This effort is governed by the terms of a Development and License Agreement between the Company and Becton Dickinson (the "Becton Dickinson Agreement"), under which the Company is responsible for developing the injector body and Becton Dickinson is responsible for developing the front-end chamber for the system. Until January 1, 1999, Becton Dickinson may terminate the Becton Dickinson Agreement without cause by providing six months' written notice and after January 1, 1999, by providing 12 months' written notice. Since the Company expects that the majority of the funding for its development efforts on the new, smaller injector will be derived from payments to be made by Becton Dickinson under the Becton Dickinson Agreement and since responsibility for developing the front-end chamber lies with Becton Dickinson, any termination of the Becton Dickinson Agreement would adversely affect the timing and the likelihood of ultimate success of these development efforts. In addition, under the Becton Dickinson Agreement, Medi-Ject granted Becton Dickinson the exclusive, worldwide right to sell a proposed new injector for use with insulin and any other injector that is not designed or calibrated for use with a specific drug made by a specific drug company and that is intended to be distributed primarily through pharmacies for non-professional use. Prior to developing a system for use with any specific drug, the Company and Becton Dickinson must mutually agree on whether or not such system will be of the type covered by Becton Dickinson's exclusive sales rights.

DEPENDENCE ON COLLABORATIVE RELATIONSHIPS

  The Company believes that the introduction and broad acceptance of its systems is in part dependent upon the success of its current and any future development and licensing arrangements with pharmaceutical and medical device companies covering the development, manufacture or use of the Medi-Jector system with specific parenteral drug therapies. The Company anticipates, consistent with past practice, that under these arrangements the pharmaceutical or medical device company will assist in the development of systems for such drug therapies and collect or sponsor the collection of the appropriate data for submission for regulatory approval of the use of the Medi-Jector system with the licensed drug therapy. The pharmaceutical or medical device company also will be responsible for distribution and marketing of the systems for these drug therapies either worldwide or in specific territories. The Company currently is a party to seven such agreements. There can be no assurance that the Company will be successful in executing additional agreements with pharmaceutical or medical device companies or that existing or future agreements will result in the sale of the Company's needle-free injection systems. As a result of these arrangements, the Company is dependent upon the development, data collection and marketing efforts of such pharmaceutical and medical device companies. The amount and timing of resources such pharmaceutical and medical device companies devote to these efforts are not within the control of the Company, and such pharmaceutical and medical device companies could make material decisions regarding these efforts that could adversely affect the Company's future financial condition and results of operations. In addition, factors that adversely impact the introduction and level of sales of any drug covered by such licensing arrangements, including competition within the pharmaceutical and medical device industries, the timing of FDA or other approvals and intellectual property litigation (such as that surrounding Bio-Technology General Corporation's human growth hormone, which has delayed the introduction of the use of the Medi-Jector system with human growth hormone in the United States), will also negatively affect the Company's sales of Medi-Jector systems for those uses.
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LIMITED MANUFACTURING EXPERIENCE; RISKS ASSOCIATED WITH NEW MATERIALS, NEW
ASSEMBLY PROCEDURES AND INCREASED PRODUCTION LEVELS

  The Company's past assembly, testing and manufacturing experience has related primarily to the assembly of products from machined stainless steel and composite components in limited quantities. The Company's planned future needle-free injection systems necessitate significant changes and additions to the Company's manufacturing and assembly process to accommodate new plastic components and a new injection power source. These systems must be manufactured in compliance with regulatory requirements, in a timely manner and in sufficient quantities while maintaining quality and acceptable manufacturing costs. In addition, the Company's plans call for significantly increased levels of production and a shift to performing more manufacturing functions internally rather than relying on third-party suppliers, which will require the Company to expand beyond its current facilities. In the course of these changes and additions to its manufacturing and production methods, the Company may encounter difficulties, including problems involving yields, quality control and assurance, product reliability, manufacturing costs, existing and new equipment, component supplies and shortages of personnel, any of which could result in significant delays in production. There can be no assurance that the Company will be able to produce and manufacture successfully the Company's future needle-free injection systems. Any failure to do so would negatively impact the Company's business, financial condition and results of operations

DEPENDENCE ON THIRD-PARTY DEVELOPMENT EFFORTS

  The Company relies heavily on outside consultants for its technology development and engineering work, and the Company's ability to introduce new systems and improvements to its existing systems is dependent on their efforts. There can be no assurance that the Company's current consultants will produce the necessary work product in a timely fashion or at all, or that the Company could find suitable replacements if the services of such consultants were to become unavailable.

COMPETITION; RISK OF TECHNOLOGICAL OBSOLESCENCE

  The Company's current competition is primarily from traditional hypodermic needles and syringes which are used for the vast majority of injections administered today. In order to make needles and syringes easier and safer to use, certain companies have developed syringes with hidden needles, spring-powered needle injectors and injectors with sheathed needles. In addition to competing with these types of traditional hypodermic needles and syringes, the Company's needle-free injection systems also compete with other needle-free injection devices. Currently, competition in the needle-free injection market is limited to small companies with modest financial and other resources, but the barriers to entry are currently low and additional competitors may enter the needle-free injection systems market, including companies with substantially greater resources and experience than the Company. There can be no assurance that the Company will be able to compete effectively against its current or potential competitors in the needle-free injection market, or that such competitors will not succeed in developing or marketing products that will be more accepted in such market. Competition in this market could also force the Company to reduce the prices of its systems below currently planned levels, thereby adversely affecting the Company's revenues and future profitability.

  In general, injection is used only with drugs for which other drug delivery methods are not possible, in particular with biopharmaceutical proteins (drugs derived from living organisms, such as insulin and human growth hormone) that cannot currently be delivered orally, transdermally (through the skin) or pulmonarily (through the lungs). Many companies, both large and small (including Becton Dickinson), are engaged in research and development efforts on novel techniques aimed at delivering such drugs without injection. The successful development and commercial introduction of such a non-injection technique would likely have a material adverse effect on the Company's business, financial condition, results of operations and general prospects.
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NEED TO COMPLY WITH GOVERNMENT REGULATIONS

  Government regulation in the United States and certain foreign countries is a significant factor in the Company's business. In the United States, the Food and Drug Administration (the "FDA") has principal jurisdiction over products that are used for human injection. Certain clearances are required from the FDA before medical devices, such as the Company's needle-free injection systems and their use with new drug therapies, can be marketed. The FDA regulatory process in the United States may delay the marketing of new systems for lengthy periods and impose substantial additional costs. Moreover, FDA marketing clearance regulations depend heavily on administrative interpretation, and there can be no assurance that interpretations made by the FDA or other regulatory bodies, with possible retroactive effect, will not adversely affect the Company. There can be no assurance that the Company will be able to obtain clearance of any future Company systems or any expanded uses of current or future Company systems in a timely manner or at all. In addition, even if obtained, FDA clearances are subject to continual review, and if the FDA believes that the Company is not in compliance with applicable requirements, it can institute proceedings to detain or seize the Company's systems, require a recall, suspend production, distribution, marketing and sales, enjoin future violations and assess civil and criminal penalties against the Company, its directors, officers or employees. The FDA may also suspend or withdraw market approval for the Company's systems or require the Company to repair, replace or refund the cost of any system manufactured or distributed by the Company. The Company must also demonstrate compliance with current Good Manufacturing Practices ("GMP") regarding quality control and manufacturing procedures. Compliance with these requirements requires the Company to expend time, resources and effort in the areas of production and quality control for itself and for its contract manufacturers. If violations of the applicable regulations are noted during FDA inspections, the continued marketing of any systems manufactured by the Company may be halted or adversely affected.

  Sales of medical devices outside the United States are subject to United States export requirements and foreign regulatory requirements. Legal restrictions on the sale of imported medical devices vary from country to country. The time and requirements to obtain approval by a foreign country may differ substantially from those required for FDA approval. There can be no assurance that the Company will be able to obtain regulatory approvals or clearances for its products in foreign countries.

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING

  The Company anticipates that its with cash on hand, interest expected to be earned thereon and anticipated revenues will be sufficient to finance the Company's operations at least through 1997, although there can be no assurance that additional capital will not be required sooner. In order to meet its needs beyond this period, the Company may be required to raise additional funds through public or private financings. Such financings may not be available when needed on terms acceptable to the Company or at all. Moreover, any additional equity financings may be dilutive to purchasers in this offering, and any debt financing may involve restrictive covenants. An inability to raise such funds when needed might require the Company to delay, scale back or eliminate some or all of its planned system enhancements, market expansion and research and development activities, and might require the Company to cease operations entirely.

DEPENDENCE ON PROPRIETARY TECHNOLOGY RIGHTS

  The Company's success will depend in part on its ability to protect its proprietary rights and to operate without infringing on the proprietary rights of third parties. In appropriate circumstances, the Company may apply for patent protection for uses, processes, products and systems that it develops. The Company currently owns two United States patents and one United States design patent and has filed eight United States patent applications, one of which has been recently allowed, one Taiwanese patent application and one Patent Cooperation Treaty application. There can be no assurance that any of the Company's current or future patent applications will result in issued patents, that the scope of any current or future patents will prevent competitors from introducing competitive products or that any of the Company's current or future patents would be held valid or enforceable if challenged. Patenting medical devices involves complex legal and factual questions and there is no consistent policy regarding the breadth of claims which issue pertaining to such technologies; the ultimate scope and validity of patents issued to the Company or to its competitors are thus unknown. In addition, there can be no assurance that measures taken by the Company to protect its unpatented proprietary rights will be sufficient to protect these rights against third parties. Likewise, there can be no assurance that others will not independently develop or otherwise acquire unpatented technologies or products similar or superior to those of the Company.
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  There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry and the Company may in the future be required to defend its intellectual property rights against infringement, duplication and discovery by third parties or to defend itself against third-party claims of infringement. Likewise, disputes may arise in the future with respect to ownership of technology developed by consultants or under research or development agreements with pharmaceutical companies, or with respect to the ownership of technology developed by employees who were previously employed by other companies. Any such disputes or related litigation could result in substantial costs to, and a diversion of effort by, the Company. An adverse determination could subject the Company to significant liabilities to third parties, require the Company to seek licenses from or pay royalties to third parties or require the Company to develop appropriate alternative technology. There can be no assurance that any such licenses would be available on acceptable terms or at all, or that the Company could develop alternate technology at an acceptable price or at all. Any of these events could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS ASSOCIATED WITH THIRD-PARTY REIMBURSEMENT OF END USERS

  Sales of the Company's current and proposed systems in certain markets are dependent in part on the availability of adequate reimbursement from third-party healthcare payors. Currently, insurance companies and other third-party payors reimburse the cost of needle-free injectors on a case-by-case basis and may refuse reimbursement if they do not perceive benefits to their use in a particular case. Third-party payors are increasingly challenging the pricing of medical products and services, and there can be no assurance that such third-party payors will not in the future increasingly reject claims for coverage of the cost of needle-free injections. In addition, there can be no assurance that adequate levels of reimbursement will be available to enable the Company to achieve or maintain market acceptance of its systems or maintain price levels sufficient to realize profitable operations. Furthermore, there is a possibility of increased government control or influence over a broad range of healthcare expenditures in the future. Any such trend could negatively impact the market for the Company's needle-free injection systems.

DEPENDENCE ON SINGLE SOURCE SUPPLIERS

  The systems currently sold by the Company contain a number of customized steel components manufactured by third-party suppliers, and the most recently introduced model Medi-Jector system contains certain plastic components the molds for which are located at the facilities of the Company's plastics suppliers. In addition, certain of the Company's planned systems will contain plastic disposable front-end chambers which Becton Dickinson has the exclusive right to manufacture for the Company under the Becton Dickinson Agreement. Regulatory requirements applicable to medical device manufacturing can make substitution of suppliers costly and time-consuming. In the event that the Company could not obtain adequate quantities of these components from its suppliers, there can be no assurance that the Company would be able to access alternative sources of such components within a reasonable period of time, on acceptable terms or at all. In particular, if the Company were required to change suppliers for its current plastic components, it would need either to move the necessary molds or to obtain new molds, either of which would entail significant delay. Similarly, if Becton Dickinson declined to supply the Company with disposable front-end chambers for its proposed systems, while the Company has the right to obtain a license to use Becton Dickinson's technology, it is unlikely that the Company could manufacture such components as inexpensively as Becton Dickinson. The unavailability of adequate quantities, the inability to develop alternative sources, a reduction or interruption in supply or a significant increase in the price of components could have a material adverse effect on the Company's ability to manufacture and market its products.
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RISK OF PRODUCT LIABILITY; LIMITATIONS OF INSURANCE COVERAGE

  The Company faces an inherent business risk of exposure to product liability claims in the event that an end user is adversely affected by use or misuse of its systems, and the Company has in the past experienced such claims. The Company currently carries a product liability insurance policy with an aggregate limit of $5,000,000. As the result either of adverse claim experience or of medical device or insurance industry trends, however, the Company may in the future have difficulty in obtaining product liability insurance or be forced to pay very high premiums, and there can be no assurance that insurance coverage will continue to be available on commercially reasonable terms or at all. In addition, there can be no assurance that insurance will adequately cover any product liability claim against the Company. A successful product liability or other claim with respect to uninsured liabilities or in excess of insured liabilities could have a material adverse effect on the Company's business, financial condition and operations.

QUARTERLY FLUCTUATIONS IN OPERATING RESULTS

  The Company's operating results may vary significantly from quarter to quarter, in part because of changes in consumer buying patterns, aggressive competition, the timing of the recognition of licensing or development fee payments and the timing of, and costs related to, any future system or new drug use introductions. The Company's operating results for any particular quarter are not necessarily indicative of any future results. The uncertainties associated with the introduction of any new system or drug use and with general market trends may limit management's ability to forecast short-term results of operations accurately. Fluctuations caused by variations in quarterly operating results or the Company's failure to meet analysts' projections or public expectations as to results may adversely affect the market price of the Company's Common Stock.

POSSIBLE STOCK PRICE VOLATILITY

  The trading prices of the Company's Common Stock could be subject to wide fluctuations in response to events or factors, many of which are beyond the Company's control. These could include, without limitation (i) quarter to quarter variations in the Company's operating results, (ii) announcements by the Company or its competitors regarding the results of regulatory approval filings, clinical trials or testing, (iii) developments or disputes concerning proprietary rights, (iv) technological innovations or new commercial products,
(v) material changes in the Company's collaborative arrangements and (vi) general conditions in the medical technology industry. Moreover, the stock market has experienced extreme price and volume fluctuations, which have particularly affected the market prices of many medical technology and device companies and which have often been unrelated to the operating performance of such companies.

RELIANCE ON KEY PERSONNEL

  The success of the Company is highly dependent, in part, on its ability to attract and retain highly qualified personnel, including senior management and scientific personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining key personnel in the future. Any failure to do so could adversely affect the Company.